UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 27, 2014

Cole Corporate Income Trust, Inc.

(Exact name of Registrant as specified in its charter)

Maryland	000-54940	27-2431980
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016

(Address, including zip code, of principal executive offices)

(602) 778-8700

(Registrant’s telephone number, including area code)

None

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into a Material Definitive Agreement.

Merger Agreement

On August 30, 2014, Cole Corporate Income Trust, Inc., a Maryland corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Select Income REIT, a Maryland real estate investment trust (“SIR”) and SC Merger Sub LLC, a Maryland limited liability company and wholly-owned subsidiary of SIR (“Merger Sub”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, the Company will be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving as a wholly-owned subsidiary of SIR and the separate corporate existence of the Company will cease. The board of directors of the Company (the “Board”) unanimously approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $0.01, of the Company (“Company Common Stock”) will be converted into the right to receive either: (i) $10.50 per share in cash (the “Cash Consideration”); or (ii) 0.360 of a common share of beneficial interest, par value $0.01, of SIR (“SIR Common Shares”) (the “Share Consideration” and together with the Cash Consideration, the “Merger Consideration”). Each holder of Company Common Stock may elect to receive Cash Consideration or Share Consideration. Each share of Company Common Stock without an election for Cash Consideration or Share Consideration shall receive Share Consideration. The maximum aggregate number of shares of Company Common Stock that may be converted into the right to receive Cash Consideration is 60% of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (the “Maximum Cash Consideration Number”). The minimum aggregate number of the shares of Company Common Stock that may be converted into the right to receive Cash Consideration is 40% of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (the “Minimum Cash Consideration Number”). If Cash Consideration exceeds the Maximum Cash Consideration Number or falls below the Minimum Cash Consideration Number, the Cash Consideration and Share Consideration shall be allocated in accordance with certain proration and allocation procedures set forth in the Merger Agreement such that the final allocation of the Merger Consideration does not respectively cause the Cash Consideration allocation to exceed the Maximum Cash Consideration Number or fall below the Minimum Cash Consideration Number.

The Company and SIR agreed to certain customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by each party to conduct its business in all material respects in the ordinary course of business consistent with past practice, subject to certain exceptions, during the period between the execution of the Merger Agreement and the consummation of the Merger.

The consummation of the Merger is subject to certain customary conditions, including, among others, the approval of the Merger by a majority of the outstanding shares of Company Common Stock and the approval of the issuance of SIR Common Shares in connection with the Merger by a majority of the SIR Common Shares cast on such proposal, the absence of certain legal impediments to the consummation of the Merger, the effectiveness of a Registration Statement on Form S-4 (the “Registration Statement”) to be filed by SIR in connection with the Merger, the receipt of certain third party consents, the absence of a material adverse effect on either the Company or SIR and compliance by the Company and SIR with their respective obligations under the Merger Agreement. The obligations of the parties to consummate the Merger are not subject to any financing condition or the receipt of any financing by SIR.

The Merger Agreement requires the Company to convene a stockholders meeting for purposes of obtaining the approval of a majority of the outstanding shares of Company Common Stock, and subject to certain exceptions, the Company has agreed not to (i) solicit, initiate or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Competing Proposal (as defined in the Merger Agreement), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal, or (iii) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal.

Prior to the approval of the Merger Agreement by the Company’s stockholders, the Board may in certain circumstances effect a Company Adverse Recommendation Change (as defined in the Merger Agreement), subject to complying with certain notice and other specified conditions set forth in the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances by the Company, including prior to the approval of the Merger Agreement by the Company’s stockholders, in the event that the Company receives a Competing Proposal that the Company concludes, after following certain procedures and adhering to certain restrictions set forth in the Merger Agreement, is a Superior Proposal (as defined in the Merger Agreement), so long as the Superior Proposal was not the result of a breach by the Company in any material respect of the non-solicitation provisions of the Merger Agreement (such circumstance would require the Company to make the Parent Termination Payment of $75 million (as defined in the Merger Agreement) in order to terminate the Merger Agreement). In addition, SIR may terminate the Merger Agreement under certain circumstances and subject to certain restrictions, including if the Board has made a Company Adverse Recommendation Change. In addition to a termination by the Company in the event of the receipt of a Superior Proposal, upon a termination of the Merger Agreement in the event of certain other breaches or the consummation of a transaction resulting from a Competing Proposal within 12 months of a permissible termination of the Merger Agreement, the Company will be required to pay the Parent Termination Payment to SIR. If the Merger Agreement is terminated by the Company for SIR’s failure to obtain the approval of SIR’s shareholders, SIR will be required to pay the expenses of the Company in an aggregate amount not to exceed $20 million. If the Merger Agreement is terminated by SIR for the Company’s failure to obtain the approval of the Company’s stockholders, the Company will be required to pay the expenses of SIR in an aggregate amount not to exceed $20 million. In no event shall the Company be required to pay SIR the sum of the Parent Termination Payment and the $20 million expense reimbursement, and any payment of the expense reimbursement shall be credited against any subsequent payment of the Parent Termination Payment.

Concurrently with the execution of the Merger Agreement, and as disclosed in a Current Report on Form 8-K filed by SIR on September 2, 2014, certain of the holders of outstanding shares of SIR Common Shares entered into voting agreements with SIR (the “Voting Agreements”), pursuant to which each of them agreed to vote in favor of the Merger and the other transactions contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in such agreements. The Voting Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement.

A copy of the Merger Agreement is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing summary description of the material terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. A copy of the Merger Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about the Company or SIR. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement, and are not intended as statements of fact to be relied upon by the Company’s stockholders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or SIR. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Indemnification Agreements

On August 27, 2014, the Company entered into indemnification agreements with each member of the Board and each of its executive officers (each, an “indemnitee”) that obligate the Company to indemnify them to the maximum extent permitted by Maryland law against all judgments, penalties, fines and amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee or on his or her behalf in connection with a proceeding. The indemnitee is not entitled to indemnification if it is established that one of the exceptions to indemnification under Maryland law, as set forth in the indemnification agreements, exists.

In addition, the indemnification agreements require the Company to advance reasonable expenses incurred by or on behalf of the indemnitee within ten days of the receipt by the Company of a statement from the indemnitee requesting the advance. The indemnification agreement also provides for procedures for the determination of entitlement to indemnification.

The foregoing description of the indemnification agreements is qualified in its entirety by reference to the full text of the form of indemnification agreement attached to this Current Report on Form 8-K as Exhibit 10.1 and incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On August 30, 2014, the Board amended the Company’s Bylaws (the “Bylaws”), effective as of such date (the “Amendment”). The sole change made to the Bylaws was to provide that, unless the Board agrees otherwise, derivative claims, breach of director or officer duty claims, claims pursuant to the Maryland General Corporation Law or the Company’s charter or Bylaws and claims governed by the internal affairs doctrine be brought in the Circuit Court for Baltimore City, Maryland (or, if that court does not have subject matter jurisdiction, the United States District Court for the District of Maryland).

A copy of the Amendment is attached as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing summary of the material terms of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment.

Item 7.01	Regulation FD Disclosure.

Press Release and Investor Presentation

The Company issued a press release and an investor presentation with respect to the contemplated Merger. Directors, officers and other representatives of the Company will present some or all of such investor presentation at various conferences and meetings in the coming months. A copy of the press release is furnished as Exhibit 99.1 and the investor presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K. Such materials shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act regardless of any general incorporation language in such filing.

Item 8.01	Other Events.

Suspension of Distribution Reinvestment Plan and Share Redemption Program

On August 20, 2014, the Board, including all of the Company’s independent directors, resolved to suspend the Company’s distribution reinvestment plan (the “DRIP”) and the Company’s share redemption program (the “SRP”). Beginning with the distributions previously authorized by the Board for the month of August 2014, which are payable in September 2014, and continuing until such time as the Board may approve the resumption of the DRIP, if ever, all distributions authorized by the Board will be paid to the Company’s stockholders in cash. Cole Capital can provide stockholders of the Company with assistance on directing cash distribution payments and answering questions. Depending on how a stockholder’s investment is held, the Company will mail checks to the stockholder’s address as reflected in the Company’s records, or deposit the amount directly into the stockholder’s brokerage account, for these distribution payments to stockholders who formerly participated in the DRIP. For IRAs and other qualified accounts, distributions will be paid to the stockholders’ trust company of record. The suspension of the DRIP will not affect the payment of distributions to stockholders who previously received their distributions in cash.

As a result of the suspension of the SRP, the Company may elect to accept or reject any redemption requests received from stockholders during the third quarter of 2014 and determined by the Company to be in good order on or before the close of business on September 30, 2014. The Company will not process or accept any requests for redemption that are received after September 30, 2014, or that are not in good order as of the close of business on September 30, 2014, until such time as the Board may approve resumption of the SRP, if ever. The Company expects to make prompt payment for previously submitted and accepted redemption requests.

Additional Information about the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, the Company and SIR expect to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a joint proxy statement, and SIR expects to prepare and file with the SEC the Registration Statement containing a joint proxy statement/prospectus and other documents with respect to the proposed Merger. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY OR SIR WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIR, THE COMPANY AND THE PROPOSED TRANSACTION. After the Registration Statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be provided to the stockholders of the Company and SIR. Investors and stockholders of the Company and SIR may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other relevant documents filed by the Company and SIR with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC are available free of charge on the Company’s website at www.colecapital.com, and copies of the documents filed by SIR with the SEC are also available free of charge on SIR’s website at www.sirreit.com.

Interests of Participants

The Company, SIR, Cole Corporate Income Advisors, LLC, the Company’s advisor, Reit Management & Research LLC, SIR’s manager, and their respective directors, trustees and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and SIR in respect of the proposed Merger. Information regarding the Company’s directors and executive officers can be found in the Company’s definitive proxy statement filed with the SEC on April 8, 2014. Information regarding SIR’s trustees and executive officers can be found in SIR’s definitive proxy statement filed with the SEC on April 7, 2014. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed by the Company and SIR with the SEC in connection with the proposed Merger if and when they become available. These documents are available free of charge on the SEC’s website and on the Company’s or SIR’s website, as applicable, using the sources indicated above.

Forward-Looking Statements

In addition to historical information, this Current Report on Form 8-K contains certain “forward-looking” statements as that term is defined by Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend on or relate to future events or conditions, or that include words such as “believes”, “anticipates”, “expects”, “may”, “will”, “would,” “should”, “estimates”, “could”, “intends”, “plans” or other similar expressions are forward-looking statements. Forward-looking statements about the plans, strategies and prospects of the Company and the proposed Merger are based on current information, estimates and projections. Such statements involve significant known and unknown risks and uncertainties that may cause the Company’s or SIR’s actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors: the failure to receive, on a timely basis or otherwise, the required approvals by the stockholders of the Company and SIR; the risk that a condition to closing of the proposed Merger may not be satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain regulatory approvals for the Merger; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of the Company’s and SIR’s operations and real estate assets will be greater than expected; operating costs and disruption of management’s attention from ongoing business operations may be greater than expected; the effect of the announcement of the proposed Merger on the Company’s and SIR’s relationships with customers, tenants, lenders, operating results and business generally; the outcome of any legal proceedings relating to the Merger or the Merger Agreement; risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all; the ability of the Company, SIR or the combined company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the transaction; market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; the ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by joint venture partners, including development partners; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the industries in which the Company and SIR operate, as detailed from time to time in each of the reports filed by the Company and SIR with the SEC. There can be no assurance that the proposed transaction will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under Item 1.A in each of the Company’s and SIR’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2013. The Company and SIR caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the proposed transaction, stockholders and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to the Company and SIR or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this Current Report on Form 8-K. Neither the Company nor SIR undertakes any obligation to update or revise any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, except as may be required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 30, 2014, by and among Cole Corporate Income Trust, Inc., SC Merger Sub LLC and Select Income REIT*

3.1	Amendment to Bylaws of Cole Corporate Income Trust, Inc. effective August 30, 2014

10.1	Form of Indemnification Agreement

99.1	Press Release issued by Cole Corporate Income Trust, Inc. on September 2, 2014

99.2	Investor Presentation

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLE CORPORATE INCOME TRUST, INC.

Dated: September 2, 2014	By:	/s/ D. Kirk McAllaster, Jr.
	Name:	D. Kirk McAllaster, Jr.
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 30, 2014, by and among Cole Corporate Income Trust, Inc., SC Merger Sub LLC and Select Income REIT*

3.1	Amendment to Bylaws of Cole Corporate Income Trust, Inc. effective August 30, 2014

10.1	Form of Indemnification Agreement

99.1	Press Release issued by Cole Corporate Income Trust, Inc. on September 2, 2014

99.2	Investor Presentation

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.